04001463

SECURITI   MISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50395

SEC MAIL PROCESSING RECEIVED FEB 2 3 2004 WASH., D.C. 158 SECTION

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2003 (MM/DD/YY) AND ENDING DECEMBER 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
DEMATTEO MONNESS, LLC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
780 THIRD AVENUE
(No. and Street)

NEW YORK	NEW YORK	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JOSEPH DEMATTEO (212) 833-9900
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
WEINICK SANDERS LEVENTHAL & CO., LLP
(Name — *if individual, state last, first, middle name*)

1375 BROADWAY	NEW YORK	NEW YORK	10018
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 15 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

LOUIS STERNBACH & COMPANY, LLP

CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors and Member of
Chapdelaine Brokerage LLC

In planning and performing our audit of the financial statements and supplemental schedules of Chapdelaine Brokerage LLC the year ended December 31, 2003, (on which we issued our report thereon dated February 17, 2004), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)11 and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

OATH OR AFFIRMATION

I, WILLIAM MONNESS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DEMATTEO MONNESS, LLC, as of DECEMBER 31, 19 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

MEMBER

Title

Notary Public

KEVIN A. CAREY
Notary Public, State of New York
No. 01CA5032093
Qualified in Bronx County
Commission Expires Aug. 15, 2006

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DEMATTEO MONNESS, LLC. AND SUBSIDIARY

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2003

DEMATTEO MONNESS, LLC. AND SUBSIDIARY

DECEMBER 31, 2003

INDEX

WSL WEINICK SANDERS LEVENTHAL & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS

EXHIBIT A

1375 BROADWAY
NEW YORK, N.Y. 10018-7010
212-869-3333
FAX 212-764-3060
WWW.WSLCO.COM

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANT

To the Members
Dematteo Monness, LLC.

We have audited the accompanying consolidated statements of financial condition of Dematteo Monness, LLC. and subsidiary as at December 31, 2003 and 2002, and the related consolidated statements of income, changes in members' equity, and cash flows for the years ended December 31, 2003 and 2002 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Dematteo Monness, LLC. and subsidiary as at December 31, 2002 and 2001, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Exhibit H is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Weinick Sanders Leventhal & Co. LLP

New York, New York
January 23, 2004

EXHIBIT B

DEMATTEO MONNESS, LLC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

ASSETS

	December 31, 2003	December 31, 2002
Current assets:		
Cash	$1,551,481	$1,488,092
Marketable securities	59,535	-
Receivable from clearing broker	1,579,094	1,391,288
Prepaid expenses and other current assets	76,943	43,300
Total current assets	3,267,053	2,922,680
Property and equipment, net of accumulated depreciation of $624,628 and $440,970, respectively	507,594	603,871
Other assets:		
Investment in joint venture	1,518,750	1,518,750
Deposits	293,875	292,175
Total other assets	1,812,625	1,810,925
	$5,587,272	$5,337,476

LIABILITIES AND MEMBERS' EQUITY

	2003	2002
Current liabilities:		
Equipment notes - current portion	$ 1,468	$ 112,928
Accrued expenses and other current liabilities	286,303	377,887
Income taxes payable	69,513	-
Total current liabilities	357,284	490,815
Long-term liabilities:		
Equipment notes - less current portion	-	1,468
Total liabilities	357,284	492,283
Commitment	-	-
Members' equity	5,229,988	4,845,193
	$5,587,272	$5,337,476

The accompanying notes are an integral part of these financial statements.

DEMATTEO MONNESS, LLC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF INCOME

	For the Years Ended December 31, 2003	For the Years Ended December 31, 2002
Revenues:		
Commissions	$21,502,871	$24,979,171
Less: Floor brokerage and clearance	2,515,268	3,138,887
Net revenues	18,987,603	21,840,284
Expenses:		
Salaries and fringe benefits	3,110,922	2,863,376
Rent and utilities	721,572	663,099
Professional fees	227,790	289,173
Research	729,535	635,938
Regulatory and agency fees	70,750	365,505
Travel and entertainment	3,676,762	3,217,975
General office	706,758	673,547
Insurance	175,141	122,053
Sundry taxes	24,876	23,790
Depreciation and amortization	183,658	165,285
Charitable contributions	540,627	494,354
Total expenses	10,168,391	9,514,095
Income from operations	8,819,212	12,326,189
Other income (expense):		
Interest income (expense) - net	(30,785)	(10,580)
Unrealized gain on marketable securities	59,535	-
Total other income (expense)	28,750	(10,580)
Income before provision for income taxes	8,847,962	12,315,609
Provision for income taxes	400,550	525,000
Net income	$ 8,447,412	$11,790,609

The accompanying notes are an integral part of these financial statements.

EXHIBIT D

DEMATTEO MONNESS, LLC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CHANGES IN MEMBERS' EQUITY

	For the Years Ended December 31,	
	2003	2002
Balance at beginning of year	$4,845,193	$ 6,367,308
Members' withdrawals	(8,062,617)	(13,312,724)
Net income	8,447,412	11,790,609
Balance at end of year	$5,229,988	$ 4,845,193

The accompanying notes are an integral part of these financial statements.

EXHIBIT E

DEMATTEO MONNESS, LLC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended December 31, 2003	2002
Cash flows from operating activities:		
Net income	$8,447,412	$11,790,609
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	183,658	165,285
Unrealized gain on marketable securities	(59,535)	-
Increase (decrease) in cash flows as a result of changes in asset and liability account balances:		
Receivable from clearing broker	(187,806)	130,590
Prepaid expenses and other current assets	(33,643)	(24,127)
Security deposits	(1,700)	-
Accrued expenses and other current liabilities	(91,584)	192,946
Income taxes payable	69,513	(255,700)
Total adjustments	(121,097)	208,994
Net cash provided by operating activities	8,326,315	11,999,603
Cash flows from investing activities:		
Investment in joint venture	-	(575,000)
Purchase of property and equipment	(87,381)	(60,414)
Net cash used in investing activities	(87,381)	(635,414)
Cash flows from financing activities:		
Payment of equipment notes payable	(112,928)	(137,946)
Members' withdrawals	(8,062,617)	(13,312,724)
Net cash used in financing activities	(8,175,545)	(13,450,670)
Net increase (decrease) in cash	63,389	(2,086,481)
Cash at beginning of year	1,488,092	3,574,573
Cash at end of year	$1,551,481	$ 1,488,092
Supplemental Disclosures of Cash Flow Information:		
Cash paid during the year for:		
Interest	$ 32,718	$ 31,986
Taxes	$ 330,928	$ 780,709

The accompanying notes are an integral part of these financial statements.

DEMATTEO MONNESS, LLC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2003

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES.

(a) Description of Business:

The accompanying financial statements include the accounts of DeMatteo Monness, LLC. ("DeMatteo Monness") and its wholly owned subsidiary, MoJo Air, LLC. ("MoJo"). All significant intercompany balances and transactions have been eliminated in consolidation.

DeMatteo Monness, LLC. (the Company) was formed as a limited liability company on July 14, 1997 and will terminate on December 21, 2057. The Company conducts its business as a broker/dealer in securities and is registered with the National Association of Security Dealers (NASD).

MoJo Air, LLC. was formed as a limited liability company on November 14, 2001. MoJo's principal asset is an interest in small passenger aircraft used exclusively by DeMatteo Monness.

(b) Basis of Presentation:

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

(c) Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

(d) Concentrations of Credit Risk:

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and commissions receivable. The Company places its cash with high credit quality financial institutions which at times may be in excess of FDIC insurance limit. The Company's receivable represents commissions from completed security trades. The Company clears from it's operations on a fully disclosed basis.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES. (Continued)

(e) Commissions:

Commissions and related clearing expenses are recorded on a trade-date basis as security transactions occur.

(f) Property and Equipment:

Property and equipment are being depreciated using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the life of the lease.

(g) Income Taxes:

The Company and its subsidiary are treated as partnerships for federal and state income tax purposes. However, they are responsible for local taxes on income.

NOTE 2 - PROPERTY AND EQUIPMENT.

Property and equipment consist of:

	December 31,	
	2003	2002
Leasehold improvements	$ 176,517	$ 167,362
Furniture and fixtures	384,178	379,064
Equipment	571,527	498,415
	1,132,222	1,044,841
Less: Accumulated depreciation and amortization	624,628	440,970
	$ 507,594	$ 603,871

Furniture and equipment with a cost of $514,301 has been financed and collateralizes the equipment notes payable (see Note 3). Depreciation and amortization of property and equipment amounted to $183,658 and $161,960 in the years ended December 31, 2003 and 2002, respectively.

NOTE 3 - EQUIPMENT NOTES PAYABLE:

During 2001 and 2000 the Company financed the purchase of some of its furniture and equipment amounting to $514,301 through leasing arrangements with bargain purchase options, which the Company intends to exercise. The notes are payable in monthly installments over various lease terms with effective annual interest rates ranging from 10.1% to 24.7%. The underlying assets, which were financed, serve as collateral for the notes payable. The notes have been guaranteed personally by the members.

The current maturities of the notes payable are $1,468 at December 31, 2003

NOTE 4 - COMMITMENT.

In October, 1999 the Company entered into a lease commitment for office space. The lease term is for 7 years and 3 months. Minimum future payment under the lease are as follows:

Years Ending December 31,	
2004	$ 624,650
2005	624,650
2006	624,650
Total minimum annual rent	$1,873,950

The Company has a $292,175 security deposit with the landlord.

In August 2003 the Company entered into an annual lease commitment for office space in Boston, Ma. The monthly rent is $1,700 and one month's rent was required as a security deposit. Minimum future payments under this lease, which expires July 31, 2004, total $11,900.

Total rental expense incurred by the Company for the years ended December 31, 2003 and 2002 is $651,729 and $611,301, respectively.

NOTE 5 - UNREALIZED GAIN ON INVESTMENT.

DeMatteo Monness invested in both the common stock of the Nasdaq Stock Market, Inc. ("Nasdaq") and warrants to purchase the common stock through a private placement offered to the members of the National Association of Securities Dealers, Inc. (the "NASD").

The Company had recognized an unrealized loss for its entire investment of $98,100 in 2000. As at December 31, 2003, there existed a limited market for the shares of common stock but not warrants, held by the Company. The Company has therefore recognized an unrealized gain of $59,535 for the year ended December 31, 2003.

NOTE 6 - NET CAPITAL REQUIREMENTS.

The Company is subject to the securities and exchange commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital both as defined shall not exceed 15 to 1 (and the rule of the applicable exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2003 the Company had net capital of $2,784,963. The Company's net capital ratio was .13 to 1.

WSL WEINICK SANDERS LEVENTHAL & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS

1375 BROADWAY
NEW YORK, N.Y. 10018-7010
212-869-3333
FAX 212-764-3060
WWW.WSLCO.COM

EXHIBIT G

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Members
Dematteo Monness, LLC.

In planning and performing our audits of the consolidated financial statements of Dematteo Monness, LLC. and subsidiary as of and for the years ended December 31, 2003 and 2002, we considered its internal control, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Dematteo Monness, LLC. that we considered relevant to the objectives stated in rule 17a-5(g),(1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11), and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment of securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17-a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operations may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 and 2002 to meet the Commission's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Weinick Sanders Leventhal & Co. LLP

New York, New York
January 23, 2004

EXHIBIT H

DEMATTEO MONNESS, LLC. AND SUBSIDIARY

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

AS AT DECEMBER 31, 2003

Net capital:		
Members' equity		$5,229,988
Deductions:		
Non-allowable assets	$2,397,162	
Haircuts	47,863	
Total deductions		2,445,025
Net capital		2,784,963
Less: Minimum capital required		100,000
Excess net capital		$2,684,963
Aggregate indebtedness		$ 357,284
Percentage of aggregate indebtedness to net capital		13.0

A reconciliation is not included since there are no material differences from the Company's computation of net capital per the amended focus report.